FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 1407 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

September 26, 2008

Item 3.	News Release

On September 26, 2008, TAG issued a press release relating to the material change report. The press release was distributed through Canada Newswire.

Item 4.	Summary of Material Change

September 26, 2008, TAG Oil announced that, subject to regulatory approval, the Company intends to launch a normal course issuer bid (‘the bid”) to purchase up to 7,583,858 of its common shares through the facilities of the TSX Venture Exchange.

Item 5.	Full Description of Material Change

TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced that, subject to regulatory approval, the Company intends to launch a normal course issuer bid (‘the bid”) to purchase up to 7,583,858 of its common shares through the facilities of the TSX Venture Exchange.

The purchase of common shares under the bid will enable the Company to acquire its shares for cancellation.

The shares that may be repurchased over a twelve month period represent approximately 10% of the Company’s 91,631,081 outstanding common shares in the public float. The Company has appointed First Canada Capital Partners Inc. as the Member that will be conducting the bid on behalf of the Company with purchases under the bid expected to be able to commence on October 2, 2008. The amount and timing of such purchases will be determined by TAG Oil and are limited to purchasing a maximum of 2% of the Company’s outstanding common shares in any thirty day period.

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by

TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in, but are not limited to, filings that the Company and its independent evaluator have made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

TAG Oil Ltd is a profitable oil and gas producer in the Taranaki Basin, New Zealand. TAG is well funded, debt free and is poised to grow through production, development and exploration drilling on the Company’s high-graded Taranaki acreage.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

The following senior officer of TAG is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect of the change.

Garth Johnson, CEO
(604) 609-3350

Item 9.	Date of Report

September 26, 2008